EXHIBIT 30(d)(xliii)

ENDORSEMENTS

(Only we can endorse this contract.)

ALTERATION OF TEXT

This endorsement modifies certain provisions of the policy to which it is attached, as follows:

The first paragraph under List Of Investment Options is replaced with the following:

I. THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

This account is registered with the SEC under the Investment Company Act of 1940. Each investment option of this account invests in a specific portfolio of The Prudential Series Fund, Inc., and such other funds as we may specify from time to time. The Prudential Series Fund, Inc. and other funds identified below are registered with the SEC under the Investment Company Act of 1940 as open-end diversified management investment companies. We show below the available investment options and the funds and fund portfolios they invest in.

The Prudential Insurance Company of America.

By /s/ Susan L. Blount SPECIMEN

Secretary